EXHIBIT 99.1

Clementia Appoints Industry Veteran Pierre Legault to its Board of Directors

Accomplished Industry Leader Brings Over 35 Years of Experience in Advancing Biotechnology Companies

MONTREAL, Jan. 31, 2018 (GLOBE NEWSWIRE) -- Clementia Pharmaceuticals Inc. (NASDAQ:CMTA), a clinical-stage biopharmaceutical company innovating new treatments for people with ultra-rare bone disorders and other diseases, today announced the appointment of industry veteran, Pierre Legault, MBA, CA, CPA to the company’s board of directors.

Mr. Legault is an accomplished leader in the biopharmaceutical industry with a proven track record, serving as chief executive officer or chief financial officer, leading corporate and business development and creating significant value for a premier set of international biopharmaceutical companies. In addition, Mr. Legault has significant experience as a director, serving on the board of many private and public companies.

“We are very pleased to welcome Pierre to Clementia’s board of directors, where his broad experience in global finance, operations, business development and commercialization will be a valuable asset as we advance palovarotene in pivotal trials for fibrodysplasia ossificans progressiva and multiple osteochondromas and towards potential commercialization,” said David Bonita, MD, chairman of the board of Clementia.

Mr. Legault is currently the chairman of Poxel and serves on the board of directors for Syndax Pharmaceuticals and ARMO BioSciences. Previously, Mr. Legault served on the board of Tobira Therapeutics, NPS Pharmaceuticals, Forest Laboratories, Regado Biosciences, Iroko Pharmaceuticals, Cyclacel Pharmaceuticals, Eckerd Pharmacy and Nephrogenex where he was chairman and CEO.

Prior to that, Mr. Legault served as the CEO of Prosidion Ltd, CFO and treasurer of OSI Pharmaceuticals, president of Eckerd Pharmacies and senior executive vice president and chief administration officer of the Rite Aid Corporation. He was also president, CEO and CFO at legacy companies of the Sanofi group.

Mr. Legault holds an MBA in marketing from McGill University and a bachelor’s degree from HEC (University of Montreal) and also studied at Harvard Business School.

“I am excited to join Clementia at this important juncture, following the completion of a very successful initial public offering last summer and the recent initiation of a registration trial for palovarotene in FOP,” said Mr. Legault. “I believe that Clementia is well positioned for success, and I look forward to working with management and the board to ultimately bring palovarotene to patients.”

About Clementia Pharmaceuticals Inc.
Clementia is a clinical-stage biopharmaceutical company innovating new treatments for people with ultra-rare bone disorders and other diseases with high medical need. The company’s lead candidate palovarotene, a novel RARγ agonist, is currently being evaluated in the Phase 3 MOVE Trial to treat fibrodysplasia ossificans progressiva (FOP), with additional clinical studies planned in multiple osteochondromas (MO, also known as hereditary multiple exostoses) and other diseases. For more information, please visit www.clementiapharma.com.

Cautionary Note Regarding Forward-Looking Statements
This press release may include “forward-looking statements” within the meaning of the applicable securities laws. Each forward-looking statement contained in this press release is subject to known and unknown risks and uncertainties and other unknown factors that could cause actual results to differ materially from historical results and those expressed or implied by such statement. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms “believes,” “belief,” “expects,” “intends,” “anticipates,” “will,” or “plans” to be uncertain and forward-looking. Applicable risks and uncertainties include, among others, our ability to generate revenue and become profitable; the risks related to our heavy reliance on palovarotene, our only current product candidate; the risks associated with the development of palovarotene and any future product candidate, including the demonstration of efficacy and safety; our heavy dependence on licensed intellectual property, including our ability to source and maintain licenses from third-party owners; as well as the risks identified under the heading “Risk Factors” in our Prospectus on Form 424(b) filed with the Securities and Exchange Commission (“SEC”), as well as the other information we file with the SEC or on SEDAR. We caution investors not to rely on the forward-looking statements contained in this press release when making an investment decision in our securities. You are encouraged to read our filings with the SEC or on SEDAR, available at www.sec.gov or www.sedar.com, for a discussion of these and other risks and uncertainties. The forward-looking statements in this press release speak only as of the date of this press release, and we undertake no obligation to update or revise any of these statements, whether as a result of new information, future events or otherwise, except as required by law.

Investor/Media Contact:
Joseph Walewicz
Clementia Pharmaceuticals Inc.
+1-514-940-1080

Chelcie Lister
THRUST Investor Relations
+1-910-777-3049